BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

October 10, 2006

Item 3	Press Release

Date of Issuance: October 10, 2006
Place of Issuance: Vancouver, British Columbia

The News Release was distributed through CCN Matthews, Market News and Stockwatch.

Item 4	Summary of Material Change

The Company announced that drilling has commenced on the Celt property, Cortez Trend, Nevada.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

John M. Leask, Chairman and CEO
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 10th day of October, 2006.

“Megan Cameron-Jones“
Signature

Megan Cameron-Jones
Name

Director & Secretary
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

Teck Cominco Commences Drilling on White Knight’s Celt Property, Cortez Trend

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
October 10, 2006

White Knight Resources Ltd. (the “Company”) is pleased to report that joint venture partner Teck Cominco American Incorporated (“Teck Cominco”) has commenced a 6-10 hole, 8,000 foot reverse circulation (“RC”) drill program on the Celt property which is located in north central Nevada. During the 2005 field season, Teck Cominco completed gravity and IP surveys on the property which defined a 7 kilometre-long geophysical feature interpreted as the faulted western edge of a lower-plate horst block. Lower-plate carbonate host rocks were encountered in six of eight RC holes drilled in 2005, with anomalous gold values encountered. Management now believes that the several kilometre-long gold soil/rock anomaly located along the west Roberts Mountains range front may be related to a gold system focused along horst bounding structures extending to the west of the 2005 drilling. The 2006 drilling campaign is designed to test this model.

About White Knight Resources Ltd. – White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend. The Celt property is located within the Cortez Trend, north central, Nevada. In 2004, the Company granted Teck Cominco the option to earn an initial 51% interest in the Celt property by incurring exploration expenditures of US$4,000,000 and making cash payments of US$750,000 which must be incurred and paid in annual increments prior to December 31, 2008.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P. Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Statements or information regarding objectives of the board of directors are forward-looking statements. The words “intends” and “expects” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of White Knight, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Except as required by law, White Knight expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.